UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32195

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Genworth Financial, Inc. Retirement and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genworth Financial, Inc.

6620 W. Broad Street

Richmond, VA 23230

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Genworth Financial, Inc. Retirement and Savings Plan:

We have audited the accompanying statements of assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in assets available for plan benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 and schedule of reportable transactions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia

June 26, 2007

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Statements of Assets Available for Plan Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments at fair value:
Short term investments	$220,407	$156,379
Mutual funds	65,831,267	10,162,046
Common/collective trust funds	18,068,877	1,110,534
Group variable annuity	4,456,663	1,864,510
Common stock	4,559,475	960,563
Participant loans	1,869,247	131,326

Total investments	95,005,936	14,385,358

Receivables:
Employer contributions	24,405,362	6,404,431
Employee contributions	—	1,103

Total receivables	24,405,362	6,405,534

Assets available for plan benefits	$119,411,298	$20,790,892

See Accompanying Notes to Financial Statements.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Statement of Changes in Assets Available for Plan Benefits

for the year ended December 31, 2006

Additions to (deductions from) assets attributed to:
Investment income:
Net appreciation in fair value of investments	$6,842,134
Interest and dividends	1,154,048
Interest from participant loans	79,391

Total investment income	8,075,573

Contributions:
Participant	34,347,232
Employer	40,193,212
Rollover	10,079,625

Total contributions	84,620,069

Benefits paid to participants	(2,265,558)
Fees and expenses	(8,832)

Net increase	90,421,252
Assets available for plan benefits at:
Beginning of the year	20,790,892
Asset Transfer from GE Financial Assurance Savings Plan	8,199,154

End of the year	$119,411,298

See Accompanying Notes to Financial Statements.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

The following description of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Genworth Financial, Inc. (the Company) is the Plan sponsor.

The trustee and recordkeeper for the Plan are The Bank of New York and Hewitt Associates, respectively.

Eligibility

Full-time employees are eligible to participate in the Plan upon their date of employment. Part-time employees may join the Plan upon completion of 1,000 hours of service in a single calendar year.

Contributions

Subject to limitations imposed by law, participants may elect to contribute up to 50% of their eligible compensation on a pre-tax basis. Eligible compensation includes salary, overtime, certain commissions and bonuses. The maximum allowable deferral under the Code was $15,000 per individual for 2006. The Company makes matching contributions equal to 100% of the first 3% deferred by an eligible participant and 50% of the next 2% deferred by an eligible participant for such Plan year, provided that the Company’s matching contribution for an eligible participant does not exceed 4% of a participant’s compensation.

The Company also makes annual pension contributions, based upon each eligible participant’s eligible pay, to a defined contribution pension account. The pension contribution rates are within the range of 3 to 9.25%, depending on the participant’s age at the Plan year-end. For a period of 10 years from September 27, 2005, certain long-service employees receive additional contributions in the range of 6 to 18% depending upon age and service as of September 27, 2005. Included in employer contributions receivable at December 31, 2006 and 2005 are contributions receivable of $24,405,362 and $6,404,431, respectively. During 2007, the Company funded this receivable by making pension contributions of $24,387,983 and matching contributions of $17,379 related to the 2006 Plan year. During 2006, the Company funded the prior year receivable by making pension contributions of $6,403,301 and matching contributions of $1,130 related to the 2005 Plan year. Pension contributions are invested as directed by the Company (see Note 4).

Rollover contributions as shown in the accompanying statement of changes in assets available for plan benefits represent account balances rolled over into the Plan from other qualified plans.

Participant Accounts

Each participant’s account is credited with his or her contributions, the Company’s matching and pension contribution and the proportionate share of the Plan’s earnings or losses. Each participant is entitled only to the benefits that can be provided from his or her vested account.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Vesting

Participants are immediately vested in their account balances excluding their defined contribution pension accounts. The pension contributions are fully vested after five years of service. Effective January 1, 2007, pension contributions are fully vested after three years. Forfeitures are used to reduce employer contributions to the Plan. Forfeitures available to reduce future employer contributions at December 31, 2006 and 2005 were $40,158 and $0, respectively, and forfeitures used to reduce employer contributions were $90,011 and $0 in 2006 and 2005, respectively.

Investment Options

Participants are permitted to allocate their account balances to one or more of sixteen investment options currently available under the Plan. Participants may change future investment options as frequently as daily, and subject to time constraints by certain investment managers, may initiate transfers among investments daily.

The Genworth Common Stock Fund invests primarily in common stock of the Company. A small portion of the fund is held in cash or other short-term investments to provide liquidity. Within the financial statements and supplemental schedule of assets (held at end of year), the assets of the fund are presented separately as common stock and short-term investments.

Participant Loans

Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding their defined contribution pension balance). There is a charge for each loan that is reflected as a reduction from the appropriate participant’s account. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may in no event exceed five years from the effective date of the loan. Loans are secured by the balance in the participant’s account and bear interest at an effective annual percentage rate that is 2% above the Prime interest rate in effect as of the second business day of each calendar quarter before the loan was requested. Principal and interest are paid ratably through payroll deductions.

Withdrawals

Withdrawals for financial hardship are permitted (excluding defined contribution pension balances) provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal.

Payment of Benefits

Upon termination of service for any reason, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in a lump-sum amount. Upon termination, participants with assets in the ClearCourseSM group variable annuity investment option may elect to annuitize their account and begin receiving their guaranteed minimum income if they are age 65 or older. Alternatively, upon termination, participants with assets in the ClearCourseSM group variable annuity investment option may elect to receive the vested interest in his or her ClearCourseSM group variable annuity account in a lump-sum amount and forfeit the lifetime retirement income guarantee.

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Assets Available for Benefits as of December 31, 2005. The fair value of the Plan’s fully benefit-responsive investment contract is not materially different from contract value. Adoption of the FSP did not have a material impact on the Plan.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Genworth Financial, Inc. common stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan year. The ClearCourseSM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company using the quoted market price of the underlying mutual fund (Total Return Fund of GE Investments, Inc.) less the applicable ClearCourseSM asset charge.

The investments in fully benefit-responsive investment contracts are stated at contract value which is equal to principal balance plus accrued interest, and is not materially different from fair value. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Participant loans are valued at the principal amount outstanding, which approximates fair value.

The change in the difference between the fair value and the cost of the investments held at the beginning and end of each year, adjusted for realized gains and losses on investments sold during the year, is reflected in the statement of changes in assets available for plan benefits as appreciation or depreciation in the fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits

Benefit payments to participants are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, with the exception of the Plan’s loan and qualified domestic relations order fees, which are paid from the participant’s account.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(3)	Investments

The following table presents investments that represent 5 percent or more of the Plan’s assets:

	December 31,
Description	2006	2005
Growth Fund of America, 258,998 and 40,577 shares respectively	$8,510,683	$1,251,797
BGI LifePath 2010 Fund, 485,827 and 88,395 shares respectively	6,568,388	1,142,948
BGI LifePath 2020 Fund, 523,529 and 98,638 shares respectively	9,151,287	1,563,415
BGI LifePath 2030 Fund, 414,181 and 87,871 shares respectively	6,999,684	1,352,337
BGI Equity Index Fund, 635,732 shares	7,719,981	—
Harbor International Fund, 159,150 shares	9,873,648	—
Lord Abbett Small Cap Value Fund, 237,927 shares	7,394,786	—
BGI Pension Strategy Fund, 617,056 shares *	6,896,225	—
ClearCourse GroupSM Variable Annuity, 178,157 shares	—	1,864,510

*	Nonparticipant-directed

During 2006, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Genworth Financial, Inc. common stock	$82,017
ClearCourseSM Group Variable Annuity	407,948
Mutual funds	4,630,490
Common/collective trust funds	1,721,679

Total	$6,842,134

(4)	Nonparticipant-Directed Investments

Information about the assets available for benefits and changes in assets relating to the nonparticipant-directed investments is as follows:

	December 31,
Assets available for benefits:	2006	2005
Registered investment companies	$6,896,225	$—
Employer contributions receivable	24,387,983	6,403,301

	$31,284,208	$6,403,301

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Changes in assets available for benefits:	Year Ended December 31, 2006
Net appreciation in fair value of investments	$742,918
Employer contributions	6,403,301
Forfeitures	(130,169)
Benefits paid to participants	(111,557)
Fees and expenses	(8,268)

$6,896,225

(5)	Risks and Uncertainties

The Plan offers a number of investment options including shares of the Genworth Common Stock Fund and a variety of investment funds, most of which are mutual funds. The investment funds invest in U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for plan benefits and participant account balances.

The Plan’s exposure to a concentration of risk is limited by the diversification of investments across sixteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Genworth Common Stock Fund, which invests primarily in a single security.

(6)	Related Party Transactions (Parties-in-Interest)

One investment option available to employees is the ClearCourseSM group variable annuity provided under the Plan. Each contribution into ClearCourseSM provides a guaranteed amount of retirement income to the participant. Genworth Life and Annuity Insurance Company, a wholly owned subsidiary of the Plan sponsor, offers the guaranteed amount of retirement income provided by this ClearCourseSM group variable annuity product. Fees paid by the Plan to Genworth Life and Annuity Insurance Company for the Plan year ended December 31, 2006 were $23,500 and $1,600 for the period from September 27, 2005 (inception) to December 31, 2005.

Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by the Company. The Plan owned 133,279 and 27,778 shares of Genworth Financial, Inc. common stock as of December 31, 2006 and 2005, respectively. The shares had a cost basis of $4,462,691 and $907,327 and a fair value of $4,559,475 and $960,563 as of December 31, 2006 and 2005, respectively. During the year ending December 31, 2006, 115,074 shares of Genworth Financial, Inc. common stock were purchased at a total cost of $3,874,709 and 9,573 shares were sold at a total cost of $319,345. During the period from September 27, 2005 (inception) to December 31, 2005, 27,778 shares of Genworth Financial, Inc. common stock were purchased at a total cost of $907,327 and no shares were sold.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Certain Plan investments are held by The Bank of New York. The Bank of New York is Trustee as defined by the Plan and, therefore, is a party-in-interest.

In June 2006, the Plan completed a trust-to-trust transfer of assets from the GE Financial Assurance Savings Plan, another plan sponsored by the Company, for participants in the Plan employed by the Company. The asset transfer aggregated $8,199,154.

(7)	Plan Termination

Although it has not expressed any intention to terminate the Plan, the Company, as the Plan sponsor, has the right under the Plan to do so subject to the provisions of ERISA. In the event of termination, or partial termination, benefits would be payable under the terms of the Plan to all affected participants based on their fully vested account balances.

(8)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 3, 2006 that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Supplemental Schedule I

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Short term investments:
The Bank of New York *	220,407 shares of short-term investments	$220,407	$220,407
Mutual funds:
Dodge & Cox	280,904 shares of Dodge & Cox Income Fund	3,512,743	3,530,963
Capital Research and Management Company	181,872 shares of American Balanced Fund	3,345,176	3,461,025
Van Kampen Asset Management, Inc.	185,865 shares of Van Kampen Growth & Income Fund	3,948,262	4,103,896
Capital Research and Management Company	258,998 shares of Growth Fund of America	8,231,867	8,510,683
Lord, Abbett & Co. LLC	237,927 shares of Lord Abbett Small Cap Value Fund	7,769,480	7,394,786
Artisan Partners Limited Partnership	92,933 shares of Artisan Small Cap Fund	1,679,816	1,691,387
Harbor Capital Advisors	159,150 shares of Harbor International Fund	8,835,565	9,873,648
Barclays Global Fund Advisers	152,120 shares of BGI LifePath Income Fund	1,739,472	1,763,075
Barclays Global Fund Advisers	485,827 shares of BGI LifePath 2010 Fund	6,436,506	6,568,388
Barclays Global Fund Advisers	523,529 shares of BGI LifePath 2020 Fund	8,571,555	9,151,287
Barclays Global Fund Advisers	414,181 shares of BGI LifePath 2030 Fund	6,682,335	6,999,684
Barclays Global Fund Advisers	133,131 shares of BGI LifePath 2040 Fund	2,564,343	2,782,445

	Total mutual funds	63,317,120	65,831,267
Common/collective trust funds:
Dwight Asset Management Company	328,209 units of SEI Stable Asset Fund	3,452,671	3,452,671
Barclays Global Investors	635,732 units of BGI Equity Index Fund	6,848,454	7,719,981
Barclays Global Investors	617,056 units of BGI Pension Strategy Fund	6,163,177	6,896,225

	Total common/collective trust funds	16,464,302	18,068,877
Group variable annuity:
Genworth Life and Annuity Insurance Company *	377,196 units of ClearCourseSM Group Variable Annuity	4,456,663	4,456,663
Common stock:
Genworth Financial, Inc. *	133,279 shares of Genworth Financial, Inc. common stock	4,462,691	4,559,475
Participant loans *	605 loans to participants with interest rates of 5.25-10.25% and maturity dates through 05/2013	—	1,869,247

		$88,921,183	$95,005,936

*	Party-in-interest as defined by ERISA.

See Accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule II

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2006

Identity of party involved	Description of assets	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Single transactions:
Barclays Global Investors	BGI Pension Strategy Fund	1	6,354,059	—	6,354,059	6,354,059	—
Series of transactions:
Barclays Global Investors	BGI Pension Strategy Fund	4	6,405,846	—	6,405,846	6,405,846	—

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genworth Financial, Inc. Retirement and Savings Plan

Date: June 27, 2007	By:	/s/ Scott R. Lindquist
Scott R. Lindquist
Vice President and Controller (Principal Accounting Officer)
Genworth Financial, Inc.

Exhibit Index

Exhibit Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm